Exhibit 99.2

EXECUTION VERSION

THIS PROMISSORY NOTE (THIS “NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED) OR THE SECURITIES LAWS OF ANY STATE NOR QUALIFIED BY A PROSPECTUS UNDER THE SECURITIES ACT (ONTARIO) (AS AMENDED) OR ANY OTHER APPLICABLE PROVINCIAL SECURITIES LAWS. THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER APPLICABLE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PROSPECTUS THEREUNDER OR AN EXEMPTION THEREFROM. THE ISSUER OF THIS NOTE MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION COMPLIES WITH ANY APPLICABLE SECURITIES LAWS.
PROMISSORY NOTE
In the amount of $1,500,000.00 USD	April 28, 2020
FOR VALUE RECEIVED, Titan Medical Inc., a corporation organized under the Laws of Ontario (“Borrower”), subject to the Advance being made pursuant to Section 1(a) below, promises to pay to the order of [Redacted] (“Lender”), in lawful money of the United States of America, the principal sum of one million five hundred thousand dollars ($1,500,000.00) (the “Original Principal Amount”), together with interest thereon, as set forth herein. Capitalized terms used but not otherwise defined in this Note have the meanings set forth in Annex A attached hereto.
Section 1.	Advance.
(a)         Lender promises to pay to Borrower, within one (1) Business Day following the issuance of this Note, an advance equal to the Original Principal Amount, in cash in United States Dollars via wire transfer of immediately available funds to an account specified in writing by Borrower (the “Advance”). For the avoidance of doubt and notwithstanding anything in this Note to the contrary, in no event will the aggregate principal amount advanced under this Note (but excluding any accrued interest capitalized into the principal amount pursuant hereto) exceed the Original Principal Amount.
(b)         As a condition to the funding of the Advance, the following conditions must be satisfied, as determined by Lender in its reasonable discretion, as of the date of this Note:
(i)    no Event of Default exists, and no event has occurred which, with the giving of notice to Borrower or lapse of time, or both, would constitute an Event of Default;
(ii)    the representations and warranties of Borrower in this Note are true and correct;
(iii)    Borrower has executed the Security Agreement; and
(iv)    Borrower has entered into a Letter Agreement with each of [Redacted] and [Redacted], each in form and substance acceptable to Lender (the “Creditor Agreements”).
The foregoing conditions are referred to collectively herein as the “Advance Conditions.” Upon the issuance of this Note, Borrower shall deliver to Lender a certificate duly executed by the Chief Executive Officer of Borrower certifying that the Advance Conditions have been satisfied.

Section 2.	Payment of Interest and Principal.
(a)          Interest shall accrue daily on the unpaid principal balance under this Note at an interest rate of eight percent (8%) per annum (the “Interest Rate”), commencing on the date of funding of the Advance and continuing until repaid in full, and shall be compounded annually. Upon the occurrence and during the continuation of an Event of Default, interest shall accrue on the unpaid principal balance at an interest rate equal to the Interest Rate plus two percent (2%) per annum. All interest accruing hereunder shall be computed on the basis of a 365-day year for the actual number of days elapsed.
(b)           Notwithstanding anything to the contrary contained in this Note, if during any period for which interest is computed hereunder, the amount of interest computed on the basis provided for in this Note, together with all fees, charges and other payments which are treated as interest under applicable Law, as provided for herein or in any other document executed in connection herewith, would exceed the amount of such interest computed on the basis of the Highest Lawful Rate, Borrower shall not be obligated to pay, and Lender shall not be entitled to charge, collect, receive, reserve or take interest together with all fees, charges and other payments which are treated as interest under applicable Law in excess of the Highest Lawful Rate, and during any such period the interest payable hereunder, together with all fees, charges and other payments which are treated as interest under applicable Law, shall be computed on the basis of the lower of the Interest Rate and the Highest Lawful Rate.
(c)          The unpaid principal balance owing hereunder, together with any accrued and unpaid interest and all other unpaid obligations hereunder (the sum of such amounts, at the applicable time, the “Balance”), shall be due and payable in full on the earliest to occur of: (i) the three (3)-year anniversary of the issuance of this Note, (ii) a Change of Control, or (iii) a Qualified Financing. Borrower may prepay this Note at any time in whole or in part without fee or penalty. Borrower may not reborrow previously repaid amounts hereunder.
(d)           Any and all payments by Borrower under this Note shall be made without deduction or withholding for any Taxes except as required by applicable Laws, in which case the sum payable by Borrower shall be increased as necessary so that after all such deductions or withholdings for Taxes have been made Lender receives an amount equal to the sum it would have received had no such deductions or withholdings had been made.
(e)          For purposes of the Interest Act (Canada), (i) whenever any interest is calculated using a rate based on a period that is less than a calendar year, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on the period that is less than a calendar year, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest is payable (or compounded) ends, and (z) divided by the period that is less than a calendar year, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.
Section 3.	Manner of Payments.
Payments of principal of, and interest on, this Note, and all fees, expenses and other obligations hereunder, shall be made without set-off or counterclaim in immediately available funds not later than 2:00 p.m., Central Standard Time, on the date(s) due, via wire transfer of immediately available funds to an account of Lender in cash in United States Dollars pursuant to instructions to be provided to Borrower prior to the payment date. Funds received on any day after such time shall be deemed to have been received on the next Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of any interest or fees.

Section 4.	Application of Payments.
Any payment hereunder shall be applied first to any unpaid fees and expenses due hereunder, then to unpaid and accrued interest under this Note and then to the reduction of principal balance of this Note.
Section 5.	Use of Proceeds.
Subject to the other terms, conditions and limitations set forth in this Note, the proceeds of this Note shall be used by Borrower to fund the continued development of its robotics system, to make payments to suppliers, vendors and consultants in the ordinary course of business (including payments to [Redacted]  and [Redacted] as contemplated by their Creditor Agreements), to pay transaction expenses related to, and to [Redacted] and for the ongoing general corporate and working capital purposes of the Borrower. Borrower shall not use the proceeds of this Note to pay dividends or make other distributions with respect to its shares to its stockholders, to repay indebtedness for borrowed money, to make capital expenditures outside of the ordinary course of business, to settle or compromise claims by third parties or for any purpose prohibited by applicable Law.
Section 6.	Representations and Warranties of Borrower.
To induce Lender to accept this Note and to advance the proceeds hereof to Borrower, Borrower hereby represents and warrants to Lender as follows:
(a)            Organization and Power. Borrower is a corporation duly organized and validly existing under the Laws of Ontario. Borrower has all requisite corporate power and authority to carry on its businesses as now conducted, to issue and deliver the Note Documents and to perform its obligations thereunder.
(b)           Authorization and Validity. The execution, delivery and performance by Borrower of the Note Documents have been duly authorized by all necessary corporate action of Borrower, and each Note Document constitutes the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with its terms, subject to limitations on (i) enforceability which might result from bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally, and (ii) the availability of equitable remedies.
(c)           No Conflicts; No Defaults. The execution, delivery and performance by Borrower of the Note Documents, including Borrower’s receipt and use of the proceeds of the borrowing evidenced by this Note, do not and will not (i) violate any provision of, or require any consent or giving of notice under, any Law or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity or arbitrator presently in effect having applicability to Borrower, (ii) violate or contravene any provisions of Borrower’s organizational or governing documents, or (iii) result in a breach of or constitute a default under, or require any consent or giving of notice under, any indenture, loan, credit or other agreement to which Borrower is a party or by which Borrower or any of its properties may be bound, or (iv) result in the creation of any Lien on any of assets of Borrower other than in favour of the Lender. Borrower is not in breach of or default under any indenture, loan, credit or other material agreement, or in violation of any Law, order, writ, judgment, injunction, decree, determination or award to which Borrower or any of its assets is subject.

(d)           Litigation. Except as publicly disclosed in Borrower’s Public Disclosure Record, there are no pending or, to Borrower’s knowledge, threatened, claims, lawsuits, actions or other similar proceedings against Borrower or involving its assets before any Governmental Entity or arbitrator that would reasonably be expected to impair Borrower’s ability to perform its obligations under the Note Documents.
(e)           Disclosure Record. Borrower is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario and is not on the list of reporting issuers in default under applicable Canadian Securities Laws. Borrower is required to file periodic reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (as amended) and pursuant to applicable Canadian Securities Laws. The items in Borrower’s Public Disclosure Record do not, and, as of their respective dates did not, include any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Borrower is current with its filing obligations under applicable Securities Laws. Borrower has not filed any confidential material change report with any Securities Authority which remains confidential as of the date of this Note.
(f)           Financial Statements; Undisclosed Liabilities. The audited financial statements (including the notes thereto) of Borrower included in Borrower’s Public Disclosure Record were prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and fairly present in all material respects the financial position and results of operation of Borrower as of the dates and for the periods referenced therein. Except as reflected or reserved against on the most recent (as of the date of this Note) balance sheet of Borrower included in its Public Disclosure Record, Borrower does not have any material liability or obligation of any kind of nature (whether accrued, absolute, contingent or otherwise), other than liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet or as otherwise publicly disclosed in Borrower’s Public Disclosure Record. Borrower is able to pay its debts and liabilities prior to delinquency and to pay or perform other material obligations when due.
(g)            Compliance with Laws. Since January 1, 2019, Borrower has complied in all material respects with applicable Law, except as publicly disclosed in its Public Disclosure Record.
(h)            Subsidiaries. Borrower does not have any subsidiaries.
(i)            Taxes. Borrower has filed all Canadian and other Tax returns required to be filed by Borrower and has paid or made provision for the payment of all Taxes whether shown thereon or otherwise. No Liens for Taxes with respect to the property of Borrower have been filed by a Governmental Entity in connection with any failure or alleged failure to pay any Tax, and no claims are being asserted by any Governmental Entity with respect to any such Taxes.
(j)            No Brokers, Finders, etc. Other than fees due to [Redacted] (“[Redacted]”) under the engagement letter dated January 7, 2020 entered into between the Borrower and [Redacted], Borrower has not employed any broker, financial advisor or finder, or incurred any liability for any brokerage fees, commissions, finder’s or other similar fees or expenses, in connection with the transactions contemplated by this Note.
(k)            Survival of Representations. All of the representations and warranties set forth above shall survive the execution and delivery of this Note.

Section 7.	Representations, Warranties and Covenants of Lender.
Lender hereby represents and warrants to Borrower that (i) by reason of Lender’s business and financial experience it has the capacity to protect its own interests in the transactions contemplated by this Note and is acquiring this Note for its own account and not with a view to its resale or distribution, (ii) it is as an accredited investor as defined by Rule 501(a) of Regulation D under the Securities Act of 1933 (as amended), and (iii) it has not entered into this Note as a result of any form of “general solicitation” or “general advertising” (as such terms are used in Regulation D under the Securities Act of 1933 (as amended)), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising. Lender further represents and warrants to Borrower that the office of Lender in which its investment decision in respect of this Note was made is located at the address of Lender set forth in Section 14 hereof. Without in any way limiting the foregoing representations and warranties, Lender agrees not to make any disposition of this Note except pursuant to an effective registration statement or prospectus under, or pursuant to an applicable exemption from registration or prospectus requirements under, applicable Securities Laws.

Section 8.	Covenants of Borrower.
Borrower hereby agrees that, for so long as any Balance remains outstanding, unless Lender shall otherwise expressly consent in writing:
(a)            Corporate Existence. Borrower will maintain its existence in good standing under the Laws of the jurisdiction of its incorporation and its qualification and authorization to transact business in each jurisdiction in which the character of the properties owned, leased or operated by it, or the business conducted by it, makes such qualification necessary.
(b)           Books and Records. Borrower will maintain books and records that are accurate and complete in all material respects. Promptly upon request (but no later than (i) thirty (30) days after the end of a month, or (ii) forty-five (45) days after the end of a financial quarter, in which a request by Lender is made), Borrower shall deliver to Lender unaudited financial information in sufficient detail to determine Borrower’s general financial and cash position in a form of presentation reasonably acceptable to Lender. Lender shall treat any confidential information of Borrower provided pursuant to this Section 8(b) as Confidential Information under Section 11.
(c)           Compliance. Borrower will comply in all material respects with the requirements of all applicable Laws, and of all orders, writs, judgments, injunctions, decrees or awards to which it may be subject.
(d)            Notice of Default. Borrower will promptly provide written notice to Lender of any actual or anticipated Event of Default, or any action, event, fact, change occurrence or circumstance that would reasonably be expected to cause an Event of Default, describing the nature thereof and what action Borrower proposes to take with respect thereto.
(e)            Other Agreements. Borrower (i) will comply with all of its liabilities and obligations under the Creditor Agreements in accordance with their respective terms as and when due, and (ii) will not amend, modify or supplement any provisions of the Creditor Agreements in any material respect, agree or consent to any such material amendment, modification or supplement, terminate any of the Creditor Agreements, agree or consent to any such termination, fail to promptly enforce any material right of Borrower under any of the Creditor Agreements or waive any material obligation of any third party under the Creditor Agreements, in each case without the prior written consent of Lender, such consent not to be unreasonably withheld. Borrower will not enter into any agreement, bond, note or other instrument with or for the benefit of any Person (other than Lender) which would be violated or breached by Borrower’s receipt or use of the proceeds of this Note or by Borrower’s performance of its obligations hereunder.

(f) Government Regulation. Borrower will not (i) be or become subject at any time to any Law or list of any Governmental Entity (including, without limitation, the U.S. Office of Foreign Asset Control list) that prohibits or limits Lender from making any advance or extension of credit to Borrower or from otherwise conducting business with Borrower, or (ii) fail to provide documentary and other evidence of Borrower’s identity as may be reasonably requested by Lender at any time to enable Lender to verify Borrower’s identity or to comply with any applicable Law, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.
(g)            [Redacted]
(h)            Payment of Taxes. Borrower will file all Tax returns which are required by Law to be filed by it and pay before they become delinquent all Taxes shown to be due on such Tax returns and all other Taxes imposed upon it or its property which would reasonably be expected to result in the creation of a Lien for Taxes upon its property, in which case Borrower will or has paid all such Taxes that would reasonably be expected to create a Lien for Taxes; provided that the foregoing items need not be paid if they are being contested in good faith by appropriate proceedings, and as long as its title to its property is not materially adversely affected.
Section 9.	Events of Default.
The occurrence of any one or more of the following events shall constitute an “Event of Default”:
(a)           Borrower shall fail to make when due, whether by acceleration or otherwise, any payment of principal of, or interest on, this Note;
(b)           Borrower shall fail to pay when due any fee or other amount required to be paid to Lender pursuant to this Note within ten (10) Business Days following Lender’s delivery of an invoice therefor;
(c)           A breach by Borrower of any representation, warranty covenant or other obligation not otherwise contemplated in this Section 9 of Borrower in this Note which is not cured within ten (10) Business Days following Lender’s delivery of written notice to Borrower;
(d)           An Act of Bankruptcy shall occur with respect to Borrower;
(e)           Borrower or its board of directors or stockholders shall take any action or adopt any plan to effect an Act of Bankruptcy; or
(f)           A Material Adverse Effect shall have occurred.
Section 10.	Remedies.
If any Event of Default described in Section 9(d) or Section 9(e) occurs, the entire Balance shall automatically become immediately due and payable without further demand or notice of any kind. If any other Event of Default shall occur and be continuing, then Lender may declare by written notice to Borrower the entire Balance to be forthwith due and payable, whereupon the principal of this Note, all accrued and unpaid interest thereon and all other obligations of Borrower to Lender hereunder shall immediately become due and payable without further demand or notice of any kind, and Lender may exercise all rights and remedies available to Lender under this Note or at law or equity. Borrower hereby waives presentment, dishonor, notice of dishonor and protest.

Section 11.	Confidentiality; Public Announcements.
As the issuance of this Note is considered by Borrower to be a material event, Lender hereby consents to Borrower’s publication of a press release in the form previously approved by Lender. In all other respects, the parties hereto shall, and shall cause their respective affiliates to, hold in confidence and not disclose to any third party any information about this Note, the terms and conditions hereof or the transactions contemplated hereby (the “Confidential Information”). In the event a party is requested or required (by interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, it shall notify the other party promptly of the request or requirement so that such other party may seek an appropriate protective order or waive compliance with the provisions of this Section 11. If such protective order is not obtained, or if and to the extent such other party waives such prohibition, the first party may make such disclosure that, in the reasonable opinion of its counsel, is legally required to be made. Notwithstanding the foregoing, (i) each party may disclose Confidential Information to its employees, agents, representatives and advisors who have a reasonable need to know for legitimate business purposes and who commit to an undertaking of confidentiality consistent with the terms of this Section 11 and (ii) Lender and Borrower may disclose the Confidential Information in court filings in connection with the exercise of its rights under the Note Documents.  Except as set in this Section 11, no public announcement shall be made by either party or its representatives in respect of this Note or the transactions contemplated hereby without the prior written consent of the other party.
Section 12.	Waiver; Amendment.
No failure on the part of Lender to exercise and no delay in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right. The remedies herein are cumulative and not exclusive of any remedies provided by Law. No notice to or demand on Borrower not required under this Note shall entitle Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of the holder of this Note to any other or further action in any circumstances without notice or demand. No amendment, modification or waiver of any provision of this Note or consent to any departure therefrom shall be effective unless the same shall be in writing and signed by Lender and Borrower, and then such amendment, modifications, waiver or consent shall be effective only in the specific instances for which given.
Section 13.	Fees, Expenses, Costs of Collection.
Borrower shall be responsible for all reasonable, out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) incurred by Lender in connection with the enforcement of this Note, including the collection of the amounts due and payable hereunder.

Section 14.	Notices.
Any notice or other communication required or permitted to be delivered to either party under this Note shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) on the day sent by e-mail, provided, that such day is a Business Day and the sender has received confirmation of transmission as of or prior to 5:00 p.m. local time of the recipient on such day (or otherwise, on the succeeding Business Day); or (c) the first Business Day after sent by overnight delivery via a national courier service, in any case to the address or e-mail address set forth beneath the name of such party below (or to such other address or e-mail address as such party shall have specified in a written notice given to the other party):
If to Borrower, to:	Titan Medical Inc.
155 University Avenue, Suite 750 Toronto, Ontario M5H 3B7 Attention: David McNally, President and CEO E-Mail: david.mcnally@titanmedicalinc.com with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, Ontario M5H 4E3 Attention: Manoj Pundit E-Mail: MPundit@blg.com

If to Lender, to:	[Redacted]

with separate copies thereof addressed to:

Attention: [Redacted] E-Mail: [Redacted]

and

Attention: [Redacted] E-Mail: [Redacted]

and

Attention: [Redacted] E-Mail: [Redacted]
Section 15.	Successors and Assigns.
This Note shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Neither the Borrower, nor during the [Redacted], Lender, shall transfer or assign this Note or any of its rights or duties hereunder without the prior written consent of the other party.  Notwithstanding the foregoing, the Lender may assign this Note to any entity that is controlled, directly or indirectly, by [Redacted].
Section 16.	Headings.
The headings herein are for convenience only and in no way define, limit or describe the scope or intent of any provision of this Note.

Section 17.	Entire Agreement.
This Note, together with the other documents and instruments referenced herein, embodies the entire agreement and understanding between Borrower and Lender with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties relating to the subject matter hereof, provided that the Confidential Disclosure Agreement entered into by and between Borrower and Lender’s affiliate, [Redacted], [Redacted], on [Redacted], as amended on [Redacted], shall remain in full force and effect in accordance with its terms notwithstanding the execution and delivery of this Note.
Section 18.	Miscellaneous.
This Note is being delivered in, and shall be governed by the internal Laws of, the State of [Redacted] (without regard to its conflict of law principles). EACH PARTY SUBMITS AND CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF [Redacted] AND ANY FEDERAL COURT LOCATED IN [Redacted] IN ANY ACTION, PROCEEDING OR LITIGATION ARISING OUT OF OR RELATING TO THIS NOTE, AND FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT TO ITS RESPECTIVE ADDRESS SET FORTH IN SECTION 14 BY THE MEANS THEREIN PROVIDED WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LITIGATION BROUGHT AGAINST IT IN ANY SUCH COURT. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY LITIGATION ARISING OUT OF THIS NOTE IN SUCH COURTS, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH SUCH PARTY IS INVOLVED WITH RESPECT TO THIS NOTE.  NOTHING IN THIS NOTE SHALL AFFECT ANY RIGHT THAT LENDER HAS TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS NOTE OR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT AGAINST BORROWER OR ITS PROPERTIES IN THE COURTS OF THE PROVINCE OF ONTARIO OR ANY JURISDICTION.
Section 19.	Judgment Currency.
(a)  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable Law, on the day on which the judgment is paid or satisfied.
(b)  The obligations of Borrower in respect of any sum due in the Original Currency from it to Lender hereunder shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by Lender of any sum adjudged to be so due in the Other Currency, Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency.  If the amount of the Original Currency so purchased is less than the sum originally due to Lender in the Original Currency, Borrower agrees, as a separate obligation and notwithstanding the judgment, to indemnify Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to Lender in the Original Currency, Lender shall remit such excess to Borrower.

Section 20.	Borrower’s Acknowledgment.
Borrower hereby acknowledges that (a) it has been advised by counsel in the negotiation, execution and delivery of this Note, (b) Lender has no fiduciary relationship to Borrower, their relationship being solely that of debtor and creditor, (c) no joint venture exists between Borrower and Lender, and (d) Lender undertakes no responsibility to Borrower to review or inform Borrower of any matter in connection with the business or operations of Borrower and Borrower shall rely entirely upon its own judgment with respect to its business and operations.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned Borrower has duly executed and issued this Note to Lender as of the date first written above:
BORROWER:

Titan Medical Inc.

By:
Name:
Title:
Acknowledged and agreed:
LENDER:

[Redacted]

By:
Name:
Title:

[Promissory Note]

Annex A

Definitions

For purposes of the Note, the following capitalized terms shall be defined as set forth below:

“Act of Bankruptcy” means, with respect to any Person, if (i) the Person shall (A) apply for or consent to the appointment of, or the taking of possession by, a receiver, receiver-manager, administrator, custodian, monitor, trustee or liquidator with respect to all or a substantial part of the Person’s property, or (B) commence a voluntary case under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding under the Laws of any jurisdiction, including any corporate statute, or (C) file a petition seeking to take advantage of any other Law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, or (D) admit in writing such Person’s inability to pay such Person’s debts generally as they mature (other than disclosures regarding Borrower’s financial condition and risk factors set forth in Borrower’s documents filed and made publicly available in accordance with applicable securities laws), or (E) make an assignment for the benefit of such Person’s creditors; or (ii) a proceeding or case shall be commenced, without the application or consent of the Person in any court of competent jurisdiction, seeking (A) the liquidation, reorganization, dissolution, winding up or the composition or adjustment of debts of the Person, (B) the appointment of a trustee, receiver, receiver-manager, administrator, custodian, monitor or liquidator with respect to all or any substantial part of the Person’s property, or (C) similar relief in respect of the Person under any Law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts.

“Advance” has the meaning set forth in Section 1(a) of the Note.

“Advance Conditions” has the meaning set forth in Section 1(b) of the Note.

“Balance” has the meaning set forth in Section 2(c) of the Note.

“Borrower” has the meaning set forth in the Preamble of the Note.

“Business Day” means a day other than a Saturday, Sunday, legal holiday or other day on which banking institutions in the State of New York or the Province of Ontario are authorized or required by Law to close.

“Canadian Securities Laws” means the Securities Act (Ontario) (as amended), all other applicable provincial securities Laws, the rules and regulations under or relating to the foregoing and applicable stock exchange rules and listing standards of the Toronto Stock Exchange.

“Change of Control” means the acquisition of Borrower by another Person (or group of Persons) by means of any transaction or series of transactions, including (i) a sale, exclusive license or other disposition by Borrower of all or substantially all of its intellectual property or other assets, (ii) a merger, amalgamation, consolidation or similar transaction to which Borrower is a party and in which the stockholders of Borrower immediately prior to such transaction directly or indirectly own less than a majority of the surviving entity’s voting power immediately following the transaction, or (iii) the direct or indirect transfer (whether by merger, amalgamation, consolidation, stock sale, scheme or plan of arrangement or otherwise, but excluding by way of any offering and sale of securities in a transaction or series of related transactions consummated for bona fide capital raising purposes in which cash is received by Borrower) to a Person or group of Persons of beneficial ownership of Borrower’s securities if, immediately following such transaction, such Person or group would hold fifty percent (50%) or more of the voting power in Borrower (or the surviving or acquiring entity).
A-1

“Confidential Information” has the meaning set forth in Section 11 of the Note.

“Creditor Agreements” has the meaning set forth in Section 1(b)(iii) of the Note.

“Event of Default” has the meaning set forth in Section 9 of the Note.

“Governmental Entity” means any federal, tribal, state, local or foreign government or any provincial, departmental or other political subdivision thereof, or any entity, body or authority having executive, legislative, judicial, regulatory, administrative or other governmental functions or any court, department, commission, board, bureau, agency, instrumentality or administrative body of any of the foregoing.

“Highest Lawful Rate” means the maximum non-usurious rate of interest, as in effect from time to time, which may be charged, contracted for, reserved, received or collected by Lender in connection with this Note under applicable Law.

“Interest Rate” has the meaning set forth in Section 2(a) of the Note.

[Redacted]

“Law” means all laws, treaties, constitutions, codes, statutes, ordinances, regulations, rules, decrees, decisions, rulings, directions, orders, writs, judgments, injunctions, determinations or requirements of any Governmental Entity or Securities Authority, whether now or hereafter enacted and in force, including the terms and conditions of any license, permit, approval, authorization or registration issued by any Governmental Entity or any Securities Authority.

“Lender” has the meaning set forth in the Preamble of the Note.

“Lien” means any lien, mortgage, security interest, pledge, deed of trust, security interest, claim, lease, charge, option, right of first refusal, subscription right, easement, servitude, proxy, transfer restriction or other similar encumbrance or restriction.

“Material Adverse Effect” means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the ability of Borrower to pay or perform any of its obligations under this Note or to the business or financial condition of Borrower.

“Note” means this Promissory Note (including all exhibits, annexes, attachments and schedules hereto), as it may be amended from time to time in accordance with its terms.

“Note Documents” means, collectively, the Note and the Security Agreement.

“Original Currency” has the meaning set forth in Section 19(a) in of the Note.

“Original Principal Amount” has the meaning set forth in the Preamble of the Note.

“Other Currency” has the meaning set forth in Section 19(a) in of the Note.
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“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity and any Governmental Entity.

[Redacted]

“Public Disclosure Record” means reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference thereinto) filed by Borrower with, or furnished by Borrower to, any Securities Authority on or after January 1, 2019 that are available to the public on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

“Qualified Financing” means a transaction or series of related transactions consummated by Borrower for bona fide capital raising purposes in which it receives at least $10,000,000 USD of immediately available gross proceeds in the aggregate from one or more investors, including, without limitation, via the issuance and sale of debt securities, equity securities or other instruments convertible or exercisable into the same, whether via public offering or private placement, or via the incurrence of indebtedness for borrowed money. For purposes of this definition, any transaction conducted in a currency other than United States Dollars shall be evaluated by converting the proceeds thereof into United States Dollars using the closing exchange rate published by the Wall Street Journal (www.WSJ.com) for New York trading on the Business Day immediately preceding the closing of such transaction.

[Redacted]

“Securities Authorities” means any Governmental Entity, stock exchange or self-regulatory organization exercising any regulatory authority in respect of Securities Laws or the on-exchange or off-exchange trading of securities.

“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws.

“Security Agreement” means the Security Agreement between Borrower and Lender dated as of the date hereof.

“Tax” or “Taxes” means all taxes, additions to tax, penalties, interest, fines, duties, withholdings, assessments and charges assessed or imposed by any Governmental Entity, including all national, federal, state, county, local and foreign income, profits, gross receipts, import, ad valorem, real and personal property, franchise, license, sales, use, value added, stamp, transfer, withholding, payroll, employment, excise, custom, duty and any other taxes, obligations and assessments of any kind whatsoever, in each case whether disputed or not; and the foregoing shall include any obligation arising as a result of being (or ceasing to be) a member of any affiliated, consolidated, combined or unitary group as well as any liability under any Tax allocation, Tax sharing, Tax indemnity or similar agreement.

“U.S. Securities Laws” means the federal and state securities Laws of the United States, including without limitation the Securities Act of 1933 (as amended), the Securities Exchange Act of 1934 (as amended), the rules and regulations under or relating to the foregoing and the applicable stock exchange rules and listing standards of the Nasdaq Stock Market.

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